Exhibit (a)(1)

RECOMMENDATION TO REJECT THE UNSOLICITED MINI-TENDER OFFER TO SELL YOUR SHARES

OF INLAND AMERICAN REAL ESTATE TRUST, INC. TO CMG PARTNERS, LLC et. al

If you are considering selling your shares of Inland American Real Estate Trust, Inc. (“Inland American”) to CMG Partners, LLC et. al (“CMG”), please read all of the information below.

INLAND AMERICAN AND CMG ARE NOT AFFILIATED.  THE INLAND AMERICAN BOARD OF DIRECTORS STRONGLY RECOMMENDS THAT YOU REJECT THIS UNSOLICITED, OPPORTUNISTIC OFFER AND NOT TENDER YOUR SHARES OF STOCK.  THESE OFFERS ARE MEANT TO TAKE ADVANTAGE OF YOU AND BUY YOUR SHARES AT A PRICE BELOW THE CURRENT ESTIMATED PER SHARE VALUE* IN ORDER TO MAKE A PROFIT AND, AS A RESULT, DEPRIVE YOU OF THE POTENTIAL VALUE OF YOUR INVESTMENT.

Inland American Real Estate Trust, Inc.	CMG Offer - $5.00 per share offer

•                       Currently pays a cash distribution equal to $0.50 per share on an annualized basis. This equates to a 6.2% annualized yield on our most current estimated value of $8.03 per share or a 5% annualized yield on our original $10.00 per share price. A third party analyzed the approach and assumptions related to the estimated valuation.

•                       We believe the CMG offer price is substantially less than the potential value of Inland American’s common stock.

•                       Inland American has paid a total of $1,739,089,000 in distributions to stockholders since inception.

• If you sell, you will NO LONGER RECEIVE monthly distributions. • Any dividends made or declared after the Expiration Date of the offer will be assigned to CMG if you tender your shares.

As stated by CMG:

•                  “It should be noted, that CMG has not made an independent appraisal of the Shares or the REIT’s properties, and is not qualified to appraise real estate.”

•                  “CMG arrived at the $5.00 Offer Price by applying an approximate 38% liquidity discount…CMG applies such a discount with the intention of making a profit by holding on to the Shares until the REIT is liquidated, sold, or listed on a national securities exchange, at a per-share price that is hopefully close to the full $8.03 Estimated Net Asset Value.”

The SEC has cautioned investors about opportunistic offers of this nature.  Please visit the SEC website at www.sec.gov/investor/pubs/minitend.htm.

We encourage you to follow our Board’s recommendation and not tender your shares to CMG.

Please consult your financial advisor or our Customer Service Department at 800.826.8228

*The estimated per share value was determined as of September 21, 2010 and is subject to the limitations set forth in our Current Report on Form 8-K filed on September 23, 2010.  Distribution rates also are subject to fluctuation.  The Inland name and logo are registered trademarks being used under license.

Inland American Real Estate Trust, Inc.

2901 Butterfield Road        Oak Brook, IL 60523        800.826.8228      www.inlandamerican.com